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The Procter & Gamble Company Commences Tender Offer to Purchase All
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Outstanding Shares of Recovery Engineering Common Stock at $35.25 per Share
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Cincinnati, Ohio, September 1 - The Procter & Gamble Company ("Procter &
Gamble") (NYSE: PG) announced today that a wholly owned subsidiary of Procter & Gamble has commenced a cash tender offer to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Recovery Engineering, Inc. ("REI") (Nasdaq: REIN) at a price of $35.25 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal both dated today. The offer is being made pursuant to the previously announced Merger Agreement between Procter & Gamble and REI and is conditioned upon the tender of that number of shares of Common Stock of REI equivalent to a majority of the total issued and outstanding shares of such Common Stock on a fully diluted basis and certain other customary conditions. REI's Board of Directors unanimously approved the tender offer and Merger Agreement and recommends that REI shareholders tender their shares of Common Stock pursuant to the offer. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time on Wednesday September 29, 1999, unless the offer is otherwise extended in accordance with the terms of the Merger Agreement. J.P. Morgan Securities Inc. is acting as the Dealer Manager and D.F. King & Co., Inc. is acting as the Information Agent in connection with the tender offer.

Procter & Gamble markets more than 300 brands to nearly five billion people in more than 140 countries. These brands include Tide/(R)/, Crest/(R)/, Pantene Pro-V/(R)/, Pampers/(R)/, Pepto-Bismol/(R)/, and Safeguard/(R)/. Procter & Gamble has on-the-ground operations in 70 countries and employs more than 110,000 people. For fiscal 1998-99, Procter & Gamble's sales were $38 billion.

Recovery Engineering, Inc. is one of the world's leading manufacturers of consumer drinking water systems. Sold under the PUR/(R)/ brand name, the Company markets household, recreational and marine water products through more than 35,000 retail outlets in North America and through international distributors. Founded in 1986 and based in Minneapolis, Minn., the Company is committed to improving the world's drinking water through technological innovation.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares. The tender offer is made solely by the Offer to Purchase and the related Letter of Transmittal and is not being made to, and tenders be accepted from, or on behalf of, holders of Common Stock in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. If the securities laws of any jurisdiction require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Procter & Gamble by J.P. Morgan Securities Inc., the Dealer Manager for the offer, or one or more Registered brokers or dealers licensed under the laws of such jurisdiction. Additional copies of such documents can be obtained by contacting J.P. Morgan Securities Inc., the Dealer Manager, at 877-639-5307 (toll free) or D.F. King & Co., Inc. the Information Agent, at 800-549-6697 (toll free).